FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                       The Securities Exchange Act of 1934

                           For the month of March 2005

                      ====================================

                        G. WILLI-FOOD INTERNATIONAL LTD.
                 (Translation of registrant's name into English)

                      3 Nahal Snir St., Yavne, Israel 81224
                    (Address of principal executive offices)

                      ====================================


     Indicate by check mark whether registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                         FORM 20-F [X]     FORM 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):..........

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):............

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                               YES [_]     NO [X]

     If "YES" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

                                EXPLANATORY NOTE:

     This report on Form 6-K shall be deemed to be incorporated by reference in the prospectus, dated April 19, 2000, of G. Willi-Food International Ltd. ("Registrant") included in Registrant's Registration Statement on Form F-3 (File No. 333-11848), and to be a part thereof from the date on which this report is filed, to the extent not superceded by documents or reports subsequently filed with the Securities and Exchange Commission.

     On March 29, 2005, G. Willi-Food International Ltd. (the "Registrant") announced that it has executed a memorandum of agreement regarding its previously announced acquisition of a New Jersey-based distributor of ethnic food products.

EXHIBITS

     The following document is filed herewith as an exhibit to this Form 6-K:

Copy of the Company's press release, dated March 29, 2005.

                                   SIGNATURES

     In accordance with the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                G. WILLI-FOOD INTERNATIONAL LTD.

Dated:  March 29, 2005

                                                By: /s/ Joseph Williger
                                                ------------------------
                                                Joseph Williger
                                                Chief Executive Officer

[WILLI FOOD LOGO]                                                           NEWS
-------------------------------------------------------------------------------
CONTACT:
Gil Hochboim, CFO
(+972) 8-932-2233
gil@willi-food.co.il

                                                           FOR IMMEDIATE RELEASE

          G. WILLI-FOOD INTERNATIONAL LTD. ANNOUNCES THE EXECUTION OF A
           MEMORANDUM OF AGREEMENT REGARDING ITS PREVIOUSLY ANNOUNCED
               ACQUISITION OF LEADING U.S. ETHNIC FOOD DISTRIBUTOR

YAVNE, ISRAEL - MARCH 29, 2005 -- G. WILLI-FOOD INTERNATIONAL LTD. (NASDAQ:
WILCF) (the "Company"), one of Israel's leading distributors of kosher food products, today announced that it has executed a memorandum of agreement regarding its previously announced acquisition of a New Jersey-based distributor of ethnic food products (the "Target"). The memorandum of agreement provides that the Company, in conjunction with Millstone Brands Inc. ("Millstone"), will acquire a fifty percent interest in the business of the Target (the "Business"). The memorandum of agreement provides that the Company will form a new joint venture with Millstone in which the Company and Millstone will be partners (the "Joint Venture") and that the Joint Venture will invest US$1,000,000 in the Business for use as working capital. The memorandum of agreement also provides that the Company will guarantee the payment of 25% of up to US$4,500,000 in outstanding commercial bank indebtedness of the Business. The repayment of the commercial bank indebtedness of the Business will also be secured by the receivables and the inventory of the Business. The memorandum of agreement further provides that within twenty four months of the execution of the definitive agreements for the transaction, the Joint Venture shall have the option either to (i) acquire for a nominal price an additional one percent interest in the Business in consideration of making a loan of US$1,200,000 to the Business or (ii) require that its fifty percent interest in the Business be reacquired by the Target for US$1,000,000. The memorandum of agreement also provides that the definitive agreements for the transaction will be prepared WITHOUT ANY MATERIAL DEROGATION OR DEVIATION FROM THE BUSINESS TERMS SET FORTH IN THE MEMORANDUM OF AGREEMENT.

Consummation of the transaction is contingent upon the completion of due diligence, final negotiation and execution of definitive agreements, Board of Director approval of the transaction, approval of regulatory bodies (if necessary) and the satisfaction of other customary closing conditions, as well as the satisfactory resolution of any issues that arise during the acquisition process.

As a result there can be no assurance that the transaction will be consummated.

G. Willi-Food International is one of Israel's largest food importers and a single-source supplier of one of the world's most extensive ranges of quality Kosher food products. It currently imports, markets and distributes more than 400 food products manufactured by some 100 top-tier suppliers throughout the world to more than 1,000 customers. The Company excels in identifying changing tastes in its markets and sourcing high-quality kosher products to address them.

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, competition, changing economic conditions and other risk factors detailed in the Company's SEC filings.